

August 3, 2012

Via E-mail
Mr. Ryan D. Maynard
Executive Vice President
and Chief Financial Officer
Rigel Pharmaceuticals, Inc.
1180 Veterans Blvd.
South San Francisco, CA 94080

Re: **Rigel Pharmaceuticals, Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2011
            Filed March 6, 2012
            File No. 000-29889

Dear Mr. Maynard:

      We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

      After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Risk Factors
"If our competitors develop technologies that are more effective than ours…," page 25

1. Please provide us proposed disclosure to be included in future periodic reports to expand your risk factor disclosure to specifically address the competitive risks that may be associated with fostamatinib, including the existing therapies in the rheumatoid arthritis market, Pfizer's oral rheumatoid arthritis product candidate, tofacitinib, and other known drug candidates in the rheumatoid arthritis market. Alternatively, if you believe that one or more of the above factors is not a competitive risk associated with fostamatinib, please provide us with a detailed analysis that supports your conclusion.

Notes to Financial Statements
Note 2. Sponsored Research and License Agreements, page 59

2. For each collaboration agreement, please provide us proposed disclosure to be included in future periodic reports that provides a description of each substantive milestone and related contingent consideration as required by ASC 605-28-50-2b. and c.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant